Exhibit 99.77D


Code of Ethics for CEO and Finance Leaders

In my financial leadership role with Willamette Valley Vineyards, Inc, I recognize that I hold an important and elevated role in corporate governance. I am charged with ensuring that stakeholders' interests are appropriately balanced, protected and preserved. Accordingly, this Code provides principles to which I am expected to adhere.

To the best of my knowledge and ability, in executing my job responsibilities:

1. I act with honesty and integrity, avoiding actual or apparent conflicts of interest.

2. I provide internal and external constituents with appropriate and objective information that is full, fair, accurate, timely and understandable.

3. I act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be compromised.

4. I respect the confidentiality of information acquired in the course of my work except when authorized or otherwise legally obligated to disclose. I will not use confidential information acquired in the course of my work for personal advantage.

5. I proactively promote ethical behavior as a responsible partner among others in my work environment. I understand my accountability for adhering to this code and my responsibility to report violations of this code to the Audit Committee or other appropriate officials in accordance with Willamette Valley Vineyard's Employee Handbook and Policies.

6. I exercise responsible stewardship over company assets and resources and maintain appropriate internal controls.